BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


06013257

BAA

03 May 2006

SUPPL

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C.
160
SECTION

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 3 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date



News release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

Immediate Release: Wednesday 3 May 2006

Stay with BAA

The Board of BAA plc ('BAA') announces that it is today posting a circular to shareholders explaining why it believes they should reject the Ferrovial Consortium's offer of 810 pence per share and stay with BAA.

The circular focuses on four reasons why shareholders should stay with BAA:

A unique portfolio in a dynamic sector

- As the world's largest quoted airport operator, BAA is ideally placed to take advantage of the continuing growth in the global air travel market. This market, which is forecast to grow at a compound annual rate of 4%[1] to 2020, provides a robust platform for the business and significant new opportunities for investment, both at BAA's UK airports and elsewhere.

Strong growth of our London airports

- The value of BAA's three London airports, Heathrow, Gatwick and Stansted, is growing rapidly as the company invests in new facilities to meet customer demand. This growth, incentivised by the regulatory regime under which the company operates, and broadly supported by Government policy, will enable BAA to deliver greater returns for shareholders[2].

  BAA's Regulated Asset Base is forecast to grow by 20% over the next two years from £10 billion to £12 billion[3]. Over the next ten years, BAA is planning to invest £9.5 billion[3] as part of its expansion programme.

1 Airports Council International's Worldwide and Regional Forecasts – Airport Traffic 2005-2020
2 To 2008 the targeted regulatory return is 7.75% pre-tax real
3 Reflecting all future expenditure in 2006/07 prices

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com





Even stronger returns from our other businesses

- BAA takes the skills developed at its London airports and applies them to airports elsewhere in the UK and internationally to generate higher returns for shareholders. In 2004/05 BAA earned a return of 12%[4] from its Scottish airports and 14%[4] from Naples.

A first-rate management team creating value

- Since Mike Clasper joined BAA he has changed over half of the Executive Committee and recruited around 30% of the current senior management team from world leading companies. BAA's leadership team is focused on delivering ever greater efficiency, driving income and developing opportunities across the business.

Mike Clasper, Chief Executive Officer of BAA said:
"Since I became Chief Executive my priority has been to define a higher level of ambition and performance for BAA and to renew senior management. Today we are transforming BAA's assets and its prospects. Our job is to convert ambition into great opportunities and then ensure we deliver. That's how you really create shareholder value.

"My message to shareholders is: don't sell your shares. It's not the right time. It's not the right price."

Marcus Agius, Chairman of BAA commented:
"Ferrovial's offer of 810 pence does not take account of the value BAA generates from its London airports, its non-London airports and the exceptional opportunity that lies ahead. This opportunity has been spotted by Ferrovial and its partners. The BAA Board is determined that neither they nor anyone else should be allowed to buy BAA on the cheap.

"Shareholders who wish to reject the Ferrovial Consortium's offer need do nothing and should not sign any document which the Ferrovial Consortium or its advisers send to them."

Further information for shareholders is contained in the circular being posted today and which will be available later today on www.baa.com/bid.

A pre-recorded interview with BAA's Chief Executive Officer, Mike Clasper, is available from 7.30am today on BAA's website - www.baa.com/bid.

4 Pre-tax real return on capital


BAA

Media enquiries: Mark Mann, BAA plc
Tel: +44 (0)20 7932 6609

City enquiries: Sarah Hunter, BAA plc
Tel: +44 (0)20 7932 6692

Brunswick: Richard Jacques
Tel: +44 (0)7974 982557
Nick Claydon
Tel: +44 (0)7974 982547

The Directors of BAA have received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessment of the Directors.

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Rothschild or for giving advice in relation to such matters.

UBS Investment Bank ("UBS") is acting exclusively for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to the clients of UBS, nor for providing advice in relation to such matters.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Hoare Govett or for giving advice in relation to such matters.



News release

Embargoed until 0700 hrs Wednesday 3 May 2006

BAA committed to developing its airports to support growing airline and passenger demand

BAA, the world's leading airport company, has today published its annual 10 year traffic forecasts and current capital investment plans for Heathrow, Gatwick and Stansted airports, its three price regulated London airports. BAA is forecasting average passenger traffic growth for these three airports of 3.0% per annum over this period, along with capital investment of approximately £9.5 billion (in 2006/07 prices), supporting passenger growth and customer needs.

Mike Clasper, Chief Executive Officer, BAA said:
"This is an ambitious and compelling capital programme, designed to meet the growing needs of airlines and passengers in the coming decade. It is the product of careful dialogue with airlines undertaken in the constructive engagement process set in train by the CAA as part of its current price review. Successful execution of this programme is in the interests of BAA, its airline customers and the UK's economic progress."

BAA's traffic forecasts and capital plans have been informed by consultation with and feedback from airport users at Heathrow, Gatwick and Stansted. Specifically, the formal constructive engagement process, in line with the Civil Aviation Authority's (CAA) regulatory review process, has shaped our plans and thinking. In addition, the ongoing dialogue we have with our airline customers and the passenger surveys we routinely undertake have also contributed to our plans.

As part of the constructive engagement process, alternative traffic and capital expenditure scenarios have been explored at the request of airlines. The forecasts in this announcement are BAA's 'base view' of passenger traffic growth and the associated requirements for capital investment. Discussion is ongoing. It is envisaged that these forecasts will form the basis of BAA's initial price controlled business plan submission to the CAA in June 2006, as part of the review to determine the regulatory structure and allowed increases in aeronautical charges for the period 2008/09 – 2012/13 (Quinquennium 5).

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com





Passenger Traffic Forecasts

BAA is forecasting passenger traffic growth at its airports (7 UK and 2 international airports) of around 3.5% for 2006/07.

London Airports

BAA is forecasting the following passenger traffic growth at the three London airports for the next ten years:

Financial year	Heathrow pax (m)	% growth	Gatwick pax (m)	% growth	Stansted pax (m)	% growth	Total London airports pax (m)	% growth
05/06 actual	67.4	-0.3%	32.8	2.6%	22.2	5.0%	122.5	1.4%
2006/07	69.6	3.2%	34.1	3.8%	23.0	3.4%	126.7	3.4%
2007/08	71.5	2.7%	35.3	3.5%	23.8	3.3%	130.5	3.0%
2008/09	73.6	3.0%	36.2	2.5%	25.2	6.1%	135.0	3.4%
2009/10	75.4	2.4%	36.9	1.9%	26.8	6.3%	139.1	3.0%
2010/11	77.3	2.5%	37.5	1.6%	29.0	8.2%	143.8	3.4%
2011/12	79.4	2.7%	38.2	1.9%	31.0	6.9%	148.6	3.3%
2012/13	81.5	2.6%	39.0	2.1%	32.2	3.9%	152.7	2.8%
2013/14	83.0	1.8%	39.7	1.8%	33.4	3.7%	156.1	2.2%
2014/15	84.0	1.2%	40.0	0.8%	34.4	3.0%	158.4	1.5%
2015/16	85.0	1.2%	40.0	0.0%	40.5	17.7%	165.5	4.5%

Passenger Traffic Forecast Assumptions:

Our assumptions for the development of traffic across the three London airports are as follows:

a. Passenger traffic demand in the London area is projected to grow by about 4% per annum between 2006/07 and 2015/16. However, given the London airports' existing capacity constraints and the planning challenges related to the development of additional capacity, we are currently forecasting actual traffic growth at our airports of an average 3% per annum over the same period. The compound effect of this 1% per annum unmet demand at our London airports equates to, by our estimates, around 19 million 'lost' passengers a year by 2015/16. This calculation takes account of capacity created by our current capital investment plans.



b. UK GDP is assumed to grow on average by 2.2% per annum over the course of the forecast period.

c. Real air fares are assumed to decline, on average, by about 1% per annum, with the rate of decline varying between airports and markets. In addition the rate of fares decline in any given market is likely to vary from year to year, reflecting short term conditions at the time. An important area of judgement is the expected course of oil prices. OECD statistics demonstrate a substantial increase in oil prices between 1998 (an average over the year of $13 per barrel) to 2005 (an average of $55). Looking forward BAA has assumed that oil prices will be slightly lower (in today's prices) than the current high levels over the course of the next decade. With excess demand for air travel through the three London airports, any actual variance to this assumption would be expected to have a minimal impact on actual passenger traffic.

d. Any new forms of commercial measures to take account of the environmental impacts of aviation, or new taxation measures designed for the same purpose, will have no material impact on passenger numbers at the three London airports, given the excess demand that we estimate will exist.

e. In addition, the Stansted forecast reflects BAA's assessment of the impact on customer demand of increases in airport charges during the period of Q5 and Q6, relative to the level in Q4.

f. Major capacity development assumptions are: -
   - First full year of Terminal 5 operation in 2008/09 with Terminal 5 Phase 2 open in 2011/12.
   - Renewal of Heathrow non–Terminal 5 infrastructure, including Heathrow East.
   - Gatwick develops to handle 40 million passengers per annum.
   - Stansted develops to handle up to 35 million passengers per annum in the period before the opening of the second runway.
   - The second runway and phase 1 of the associated infrastructure at Stansted (Generation 2) is available from 2015/16. This reflects our views of the most likely timing of completion of phase 1 of this development, although we are still targeting and working towards an earliest possible opening date of late 2013.



g. Pending the results of the Government's evaluation of the environmental impact of Heathrow expansion, the forecasts do not assume the introduction of either mixed mode or a third runway at Heathrow within the period.

h. The forecasts make full allowance for the developments described in the airport master plans for both London City and Luton airports. The Luton airport master plan indicates the provision of significant additional capacity by 2012.

i. There will be no wars, terrorist incidents, or disease pandemics which have a material impact on commercial aviation.

j. There are no major switches in airline distribution between airports. In particular, it is assumed that there is no relaxation of the Bermuda 2 bilateral agreement. However, it is possible that an EU / US Open Skies deal may be agreed and implemented within the next few years.

k. There are no material impacts on traffic volumes as a result of airline merger or consolidation.

Other Airports

At its other airports, BAA is currently forecasting the following passenger traffic growth for 2006/07:

Airport	Passenger (m) 05/06 Actual	Passenger (m) 06/07 Forecast	% growth
Aberdeen	2.9	3.1	5.2%
Edinburgh	8.5	8.8	3.6%
Glasgow	8.8	8.9	0.9%
Naples	4.6	4.7	3.6%
Southampton	1.9	2.0	5.0%
Budapest	8.2	8.7	6.8%
Total	**34.9**	**36.2**	3.9%



Capital Investment Programme

BAA is planning to invest around £1.35 billion at its nine airports during 2006/07.

London Airports

BAA is currently planning to invest around £9.5 billion at its three London airports over the next 10 years, as outlined below. The scale and timing of the investment programme is, of course, dependent on a satisfactory outcome of the forthcoming regulatory review.

£m (future spend in 2006/07 prices)	Heathrow*	Gatwick*	Stansted*	Total London airports*
05/06 estimate	1,275	85	66	1,426
2006/07	1,052	105	112	1,269
2007/08	595	85	92	771
2008/09	729	96	109	933
2009/10	786	90	82	958
2010/11	695	69	89	853
2011/12	381	65	312	758
2012/13	225	102	420	747
2013/14	734	106	721	1,561
2014/15	567	70	372	1,008
2015/16	443	63	138	643
	6,204	850	2,447**	9,502

* These estimates / forecasts have been rounded to the nearest £ million
** £1,839 million relates to SG2, phase 1 (including pre-spend planning and blight and land costs and a general provision of £170 million for surface access)

Supporting information:

Heathrow

The centrepiece of the current capital programme, Heathrow's Terminal 5 continues to make good progress on site. It is now over 75% through the development and remains on target to achieve its net budget of £4.3 billion (reflecting all future expenditure in 2006/07 prices). In addition, the £0.25 billion Terminal 5 baggage system is now to be retained rather than sold on completion.

In November 2005 BAA outlined its vision to continue the transformation of Heathrow airport beyond the completion of Terminal 5. This vision includes a proposal to close Terminal 2 and the Queens Building, the oldest parts of the airport, to enable the building of a single, state-of-the-art facility capable of handling up to 30 million passengers, replacing the capacity of Terminals 1 and 2. The



size and location of the site would allow BAA to build without unduly disrupting day to day operations, and allow easy connection to existing road and rail infrastructure.

The proposal, called Heathrow East, aims to create a new terminal to equal or surpass the quality of passenger experience and improved operating environment being created at Terminal 5. The improved terminal facilities should also be more operationally efficient for both BAA and the airlines using it, as well as more energy efficient and easier to navigate as a passenger. The Heathrow East plans do not include any incremental increase in passenger capacity, rather they outline an innovative way to improve Heathrow for users and make better use of our very limited space. Cost estimates for this proposal are included in the current capital plan.

Continued investment elsewhere at Heathrow over the next 10 years will support three key strategic programmes that have been identified in consultation with airlines:

- **Quality facilities.** This programme comprises projects that seek to create a comparable quality of facilities for the full range of airlines at Heathrow. It includes the delivery of terminal occupancy and airport connectivity plans for the five terminal airport. It supports the Memoranda of Understanding with the two home base airlines, the three alliances and with the non-aligned carriers (to be co-located in T4), in order to create a platform for competitive equivalence. It also covers the creation of infrastructure required to support the A380.

- The **asset renewal** programme comprises major and minor renewal projects and, in accord with the Clean, Working and Friendly focus within Heathrow, is designed to ensure that the airport's business critical facilities are continually renewed and refurbished. Security priorities and the airport's sustainability agenda are also included in this programme.

- The "**growth within existing limits**" programme includes projects focused on the longer-term development of the airport so as to maximise utilisation of infrastructure and achieve the best possible opportunity for long-term growth under the present cap of 480,000 air traffic movements per annum. It also drives terminal, Central Terminal Area (CTA) and external airport redevelopment, as well as longer-term commercial opportunities.

The combination of Terminal 5, Heathrow East and planned modifications and renovations to Terminals 3 and 4 will result in a transformed Heathrow by 2012/13.

The investment programme does not include expenditure on additional runway capacity at Heathrow.



Gatwick

At Gatwick, an investment programme of £850 million will deliver a range of projects supporting four key strategic programmes to make maximum use of the existing runway:-

- **Airfield and runway capacity:** The key elements of this programme are changes to airfield infrastructure to facilitate the introduction of larger aircraft to Gatwick and to prepare for delivery of additional pier service. This will require changes to taxiways and aircraft stands as well as changes within the terminal to facilitate this operation.

- **Growth in capacity of North Terminal:** The terminal capacity programme focuses on North Terminal where opportunities for growth are assessed to be the greatest. North Terminal has the capacity to expand pier service as required along with space to develop new infrastructure to accommodate the growth of passengers.

- **Service quality and the provision of adequate facilities for existing capacity in South Terminal:** To improve the environment in and around the South Terminal it is planned to invest in improvements in Pier 1 as well as the main check-in area. Targeted retail income growth supported by a reduction in landside retailing and a corresponding increase in airside retailing is already underway. Finally, the forecourt to South Terminal will also be improved.

- **Asset quality:** A comprehensive and sustained programme of asset replacement focused on ensuring service quality and the safety and integrity of our assets will be continued throughout the airport.

Stansted

At Stansted, current plans allow for around £600 million to be invested in the runway and terminal infrastructure to make maximum use of the existing runway. The focus of this plan is addressing the gap between the facilities that Stansted has today versus those required in the future, as Stansted grows to around 35 million passengers per annum off a single runway. The major elements of the strategy are the progressive expansion of the terminal and satellite facilities, leading to the provision of Satellite 4 and the expansion of facilities for arriving and departing passengers. These proposed expansion plans sit alongside provision of surface access facilities needed to support the airport's growth.



The remainder of the investment at Stansted is intended to support the progression through planning and development of a second runway. Full details of these proposals are included in 'Stansted Generation 2 : December 2005 Consultation' document.

In this document BAA published detailed options for a second runway at Stansted, including the potential cost and impact associated with each scheme. We also indicated our preferred option and the reasons behind that preference. BAA is currently reviewing the responses it received to the consultation and expects to announce in June 2006 its decision on the option that will be taken through the planning process. In the meantime, the expenditure forecasts contained in this document are based on the development of BAA's preferred option for a second runway at Stansted Airport and assume an opening date of 2015/16, although BAA will continue to seek to deliver the project at the earliest possible date.

Other airports

At its other airports (Southampton, Glasgow, Edinburgh, Aberdeen, Budapest and Naples) BAA is currently forecasting investment of around £80 million in 2006/07.



Capital investment: progress over the course of 2005/06

BAA Projects April 05 to March 06
HEATHROW
Terminal 3, arrivals extension
New multi-storey car park (west)
Terminal 3, Pier 5 vertical segregation
Terminal 3, Pier 6 vertical segregation
Terminal 1, International Departures Lounge
HEATHROW – Terminal 5
Opening of the M25 spur road
Dual taxi lane links to southern runway
Completion of control tower
GATWICK
North Terminal, Pier 6
South Terminal, Pier 3 segregation
South Terminal, arrivals extension
South Terminal, new air bridges
South Terminal, Pier 3 refurbishment
STANSTED
Coach station development
Runway refurbishment projects
EDINBURGH
Air traffic control tower
South East Pier
Terminal forecourt work
Airfield lighting upgrade
GLASGOW
International arrivals extension
Improved wayfinding and commercial space between main terminal and T2
ABERDEEN
Departures lounge extension
Airfield ground lighting control system
SOUTHAMPTON
International Departures Lounge extension - phase 1
NAPLES
Apron reconstruction
BUDAPEST
Southern runway rapid exit taxiway
GENERAL PROJECTS
Generic pier proto-type



Capital investment: progress over the course of 2005/06 and focus for 2006/07

BAA Projects April 06 to March 07
HEATHROW
Eastern Apron development
A380 southern taxiways
Integration of Terminal 5 into Heathrow operations
Terminal 3, forecourt redevelopment
Terminal 3, southern extension
HEATHROW – Terminal 5
Interior and systems fit-out
Continued testing and commissioning of T5's baggage system
Multi-storey car park completion
GATWICK
South Terminal Departure Lounge boundary movement
South Terminal office block redevelopment
Inter terminal transit system replacement
Multi-storey car park refurbishment
South Terminal Arrivals extension
STANSTED
Runway resurfacing and replacement of lighting infrastructure
Apron redevelopment
Arrivals extension
EDINBURGH
South East Pier - additional boarding gate capacity
Consolidated car rental facility
GLASGOW
Common user lounge facility for international and domestic passengers
Additional check-in capacity
Redevelopment of the former Abbotsinch Playing Fields, purchased by BAA in 2003
ABERDEEN
IT network upgrade
Two additional aircraft stands (15 and 16)
SOUTHAMPTON
Check-in and baggage extension
Heating and ventilation upgrade
NAPLES
Ground floor extension
Check-in extension
BUDAPEST
Development of Pier C
Terminal 2, Departure lounge expansion
Terminal 2, multi-storey car park development



For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: Duncan Bonfield BAA plc
Tel: +44 (0)20 7932 6831

City enquiries: Sarah Hunter, BAA plc
Tel: +44 (0)20 7932 6692

The forecast annual traffic figures and forecast annual capital investment plans included in this statement are forward-looking and involve risks and uncertainties that could cause actual results to differ materially from those forecast. The forecasts are based upon current data and historic experience but these are not necessarily indicative of future outcomes. Traffic figures, including passenger numbers and capital investment plans are not necessarily an indication of the financial performance of the Group and should not be considered in isolation; many other factors and events can impact the Group's operations and results.